Filed by MNG Havayollari Tasimacilik A.S.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Golden Falcon Acquisition Corp.

Commission File No.: 0001-39816

Date: December 13, 2022

Turkish Carrier MNG Looks to Expand with SPAC Listing Proceeds

Logistics company seeking to grow in US while adding planes

CEO shrugs off falling demand for air cargo, SPAC merger deals

By Ercan Ersoy

December 13, 2022

MNG Cargo Airlines Inc., a Turkish logistics and transport company, is looking to use funds raised from a planned listing in New York to expand in the U.S. and Europe and add to its fleet of nine Airbus SE planes.

The freight specialist will seek to attract new customers with a range of end-to-end services beyond air transportation, including warehousing and handling, Chief Executive Officer Ali Sedat Ozkazanc said in a phone interview. The Istanbul-based group is looking to add one Airbus A321 jet, he added, and will consider widebody planes.

The executive declined to comment on the expected proceeds from the listing, which is being conducted via a merger with Golden Falcon Acquisition Corp., a special purpose acquisition company, or SPAC, led by European dealmakers Makram Azar and Scott Freidheim. More than 51% of the outstanding equity will remain with MNG’s Turkish founder, construction tycoon Mehmet Nazif Gunal’s Mapa Group conglomerate.

While Ozkazanc talked up the rise in global e-commerce as a reason for the listing, MNG’s move to go public comes at an uncertain time for the industry. Airborne cargo deliveries are falling after an unprecedented surge at the height of the Covid-19 crisis, spurred by shipments of masks and vaccines, dislocated maritime flows and a jump in online shopping.

Freight volumes will probably decline 4% in 2023 following an estimated 8% slump this year, the International Air Transport Association said last week, predicting a slide across all regions. Yields, or prices, that gained in 2022 are set to suffer a 22% reversal in the coming 12 months, it said.

SPAC Decline

Another move at odds with current trends is the decision to merge with a SPAC as a route to market — a type of deal that is on the wane. Blank-check companies have announced about $94 billion of business combinations this year, compared with more than $500 billion this time last year, according to data provider SPAC Research.

“Our aim was to save time and money by means of a merger with the SPAC,” Ozkazanc said. “We have always seen the support and help from Golden Falcon since we were introduced to them.”

Important Information About the Proposed Transaction and Where to Find It

This communication relates to a proposed transaction between MNGA and Golden Falcon pursuant to a business combination agreement, dated as of December 06, 2022, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov. The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies and anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”) and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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